EXHIBIT 99.1

BrainsWay Announces Insurance Coverage by Israeli Ministry of Health for the Treatment of Depression

The Company’s Groundbreaking Deep TMS™ Treatment is Included in Israel’s Health Basket of Essential Medical Services

BURLINGTON, Mass. and JERUSALEM, June 28, 2022 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY), (“BrainsWay” or the “Company”), a world leader in advanced and non-invasive treatment for brain disorders, announced today that, for the first time, the Israeli Ministry of Health has approved coverage applicable to its Deep TMS™ system for the treatment of depression. The inclusion of the treatment within Israel’s health basket of essential medical services means that the country’s health funds must now make the treatment available to qualifying patients free of charge.

Qualifying patients include adults over the age of 21 with depression who have either not responded to two prior antidepressants, or who are intolerant to other treatment alternatives. Coverage may be provided for up to 40 treatment sessions, which are to be administered in hospitals.

“We are excited to have achieved this significant milestone in accessing treatment with our Deep TMS system, which is renowned as an Israeli innovation. This is good news for many Israeli patients who have been waiting for greater access to our unique technology," said Dr. Christopher von Jako, President and CEO of BrainsWay. Since BrainsWay’s inception, the Company has always maintained an important presence in Israel, with key management, research, development, and operational roles, as well as leading physicians, based in Israel. "Facilitating insurance coverage through Israel’s health system is a key component of our growth strategy. We remain committed to further expanding insurance coverage in Israel and around the world in order to expand access to our groundbreaking treatment for the benefit of patients across the globe."

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.BrainsWay.com.

Forward-Looking Statement
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
Scott Areglado
SVP and Chief Financial Officer
617-771-2287
SAreglado@BrainsWay.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com